EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

March 19, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO RECEIVES UPDATED TECHNICAL REPORT FOR RE-TREATMENT OF TAILINGS RESOURCE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: AMEX; “Avino” or the “Company”) is pleased to announce results from an updated NI 43-101 compliant Technical Report: Tailings Retreatment Process Option for the Avino mine tailings in the Durango mining district of Mexico. The technical report was completed by Tetra Tech Wardrop (“Tetra Tech”)

Financial results of the Technical Report

Tetra Tech’s long-term consensus metal prices (as of January 27, 2012) used in the base case were as follows:

•	gold – US$1,271.00/oz

•	silver – US$20.59/oz

The pre-tax financial results were as follows:

•	60% internal rate of return (IRR)

•	1.5-year payback

•	US$38.2 million net present value (NPV) at 8% discount rate.

Operating Cost Summary

Table 1 gives the overall estimated cost summary for the processing facility and the G&A costs, and is based on 1,370 tons per day (“ tpd”) with an availability of 92% and 365 operating days per year.  The annual operating cost for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at the processing rate of 1,370 tpd.  An incremental increase in G&A operating cost is estimated to be US$750,000, or US$1.5/t of tailings treated.

Table 1	Operating Cost Summary
Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.279
Sub-total	49	860,472	1.72
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.9
Power Supply	-	479,947	0.96
Sub-total	-	5,512,368	11.02
Total Process Operating Costs	49	6,372,840	12.74
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A Costs	11	752,656	1.51

Initial Capital Cost Estimate Summary

The capital cost for the Avino Mines Tailings Retreatment-Heap Leach Project has been assessed at US$29.1 million. The capital costs are summarized in Table 2.

Table 2	Capital Cost Estimate – Summary
Item/Description		Total Cost (US$)
Mining, Agglomeration, and Pad Loading		3,293,320
Process Facilities		3,905,528
Reagents/Auxiliary Services		501,750
Buildings		932,763
Leach Pad and Infrastructure		7,414,974
Power Supply and Distribution		1,457,296
Total Direct Costs		17,505,632
EPCM, QA and Vendor Representatives		2,658,728
Freight and Construction Indirects		3,146,235
Contingency		5,828,000
Total Indirect Costs		11,632,964
Total Project Capital Cost Estimate		29,138,596

Summary of Financial Results

Tetra Tech evaluated the base case using consensus gold and silver prices of US$1,271.00/oz and US$20.59/oz, respectively. The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges.  The financial results for the base case and for an alternative case based on spot metal prices as of February 23, 2012 are presented in Table 3.

Table 3	Summary of Pre-Tax Financial Results
Description	Base case	Spot prices case
Gold Price (US$/oz)	1,271.00	1,770.00
Silver Price (US$/oz)	20.59	34.00
Total Payable Metal Value (‘000 US$)	121,971	192,624
Refining (‘000 US$)	4,488	4,488
Total NIV (‘000 US$)	117,483	188,136
Transportation, Insurance (‘000 US$)	176	282
At-mine Revenue (‘000 US$)	117,306	187,854
Royalties (‘000 US$)	0	0
Operating Costs (‘000 US$)	32,156	32,156
Operating Cash Flow (‘000 US$)	85,150	155,698
Capital Expenditure, Including Reclamation and Salvage (‘000 US$)	28,765	28,765
Net Cash Flow (‘000 US$)	56,386	126,933
DCF NPV (‘000 US$) at:
0.00%	56,386	126,933
4.00%	44,181	103,742
8.00%	38,199	92,288
12.00%	34,669	85,493
Payback (years)	1.5	0.8
IRR	60%	125%

Recommendations

It is recommended that the following tasks could be executed for making a production decision for the Avino Tailings Retreatment Project:

•	Drilling the tailings for reserve estimate.

•	Running assay and metallurgical test works for confirming the deposit and the recovery of silver and gold.

•	Preparing an economic analysis for the treatment of both oxide and sulphide tailings material.

Note on Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized.

Qualified Person for the Technical Report

The Technical Report was prepared by Hassan Ghaffari, P.Eng., a qualified person (QP) under National Instrument 43-101. A NI 43-101 compliant technical report will be filed on SEDAR within 45 days of the date of this press release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

This news release includes certain forward-looking statements or information.  All statements other than statements of historical fact included in this release, including, without limitation, statements relating to the potential mineralization and geological merits of the Avino mine property and other future plans, objectives or expectations of Avino Silver and Gold Mines Ltd. (the "Company") are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company's plans or expectations include risks relating to the actual results of current exploration activities, fluctuating gold prices, possibility of equipment breakdowns and delays, exploration cost overruns, availability of capital and financing, general economic, market or business conditions, regulatory changes, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-loo